Exhibit 99.106

Skeena Intersects 7.01 g/t AuEq over 20.00 metres

in 21C Zone Infill Drilling at Eskay Creek

Vancouver, BC (October 14, 2020) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to report additional drilling results from the Phase 1 combined definition and exploration drilling campaign at the Eskay Creek Project (“Eskay Creek” or the “Project") located in the Golden Triangle of British Columbia. Six helicopter-supported drill rigs are now active on the 2020 Phase 2 program with an additional five rigs to be added in the coming weeks. The Phase 2 infill program is focused on Pre-Feasibility Study (“PFS”) resource category conversions for the open-pit constrained resources. Reference images are presented at the end of this release as well as on the Company’s website.

Eskay Creek Drilling Highlights:

Water Tower Zone

•	4.58 g/t Au and 29 g/t Ag (4.96 g/t AuEq) over 27.60 m (SK-20-295)

o	Including: 8.01 g/t Au and 36 g/t Ag (8.49 g/t AuEq) over 14.40 m

21C Zone

•	6.89 g/t Au and 10 g/t Ag (7.01 g/t AuEq) over 20.00 m (SK-20-281)

•	6.38 g/t Au and 7 g/t Ag (6.47 g/t AuEq) over 19.00 m (SK-20-282)

•	17.61 g/t Au and 11 g/t Ag (17.76 g/t AuEq) over 5.87 m (SK-20-283)

•	1.93 g/t Au and 39 g/t Ag (2.46 g/t AuEq) over 52.50 m (SK-20-299)

•	1.86 g/t Au and 12 g/t Ag (2.02 g/t AuEq) over 52.09 m (SK-20-300)

•	8.03 g/t Au and 168 g/t Ag (10.27 g/t AuEq) over 10.50 m (SK-20-330)

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths range from 70-100% of reported core lengths. Length weighted AuEq composites were constrained by geological considerations. Grade capping of individual assays has not been applied to the Au and Ag assays informing the length weighted AuEq composites. Processing recoveries have not been applied to the AuEq calculation and are disclosed at 100%. Samples below detection limit were nulled to a value of zero. WTZ – Water Tower Zone, DEEPS – Eskay Deeps.

Walter Coles Jr., President & CEO commented, “These are solid results. The infill drilling continues to prove that Eskay is a deposit with excellent continuity and predictability. The addition of five more drill rigs in the coming weeks should allow us to maintain our aggressive schedule to complete the Phase 2 infill program before year end, as well as test certain high priority exploration targets.”

Water Tower Zone Continues to Expand

Exploration drilling in the Water Tower Zone (WTZ) continues to demonstrate the potential for resource expansion as illustrated by recently completed 2020 drill hole SK-20-295 which intersected 8.01 g/t Au and 36 g/t Ag (8.49 g/t AuEq) over 14.40 m hosted within a larger mineralized envelope grading 4.58 g/t Au and 29 g/t Ag (4.96 g/t AuEq) over 27.60 m. This new intersection represents a 25 m up-dip extension from historical underground drill hole 5925 which intersected grades averaging 4.16 g/t AuEq over 7.25 m and 2.81 g/t AuEq over 8.78 m (see section 10940N below).

21C Zone Infill Drilling Intersects Expected Grades and Thicknesses

The completed 21C Phase 1 infill drilling program has confirmed the estimated Inferred resource which had been supported solely by historic (pre-Skeena) drilling campaigns. Historical underground drill hole 6462, which intersected 2.96 g/t AuEq over 17.82 m correlates with the flanking 2020 infill drill holes SK-20-280, SK-20-283 and SK-20-284 which intersected 2.69 g/t Au and 10 g/t Ag (2.82 g/t AuEq) over 14.00 m, 1.98 g/t Au, 16 g/t Ag (2.19 g/t AuEq) over 15.75 m and 2.71 g/t Au and 5 g/t Ag (2.78 g/t AuEq) over 19.50 m respectively. Drill hole SK-20-282 intersected better than expected grades averaging 6.38 g/t Au and 7 g/t Ag (6.47 g/t AuEq) over 19.00 m (see section 10570N below).

The 21C Zone, which lies deeper and is mined later in the current PEA open-pit mine plan, is hosted in the stratigraphic footwall rhyolite and has a slightly lower Au-Ag grade than the mineralization historically mined in the Contact Mudstones; however, while this type of mineralization was not historically important, it now has potentially significant contributions to the economics of the mine plan.

Update on Site Activities

The Company has now completed the Phase 1 drilling program and the remaining results will be reported once available. With the successful outcome of renegotiations, Skeena now owns 100% of Eskay Creek (see new release dated October 5, 2020). The Company is now focused on the Phase 2 drilling program of resource category conversion, and the campaign can now penetrate the 25 m development buffer surrounding all historic mine workings that were previously restricted.

About Skeena

Skeena Resources Limited is a junior mining company focused on developing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling at Eskay Creek to advance the project to Prefeasibility. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.
Walter Coles Jr.
President & CEO

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Colin Russell, P.Geo. and Adrian Newton, P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1kg is pulverized. Analysis for gold is by 50g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100ppm are re-analyzed using a 50g fire assay fusion with gravimetric finish. Analysis for silver is by 50g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000ppm. Samples with silver assays greater than 10,000ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-elemental geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 1: Eskay Creek Project 2020 Length Weighted Drill Hole Gold and Silver Composites:

HOLE-ID	FROM (m)	TO (m)	CORE LENGTH (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-20-275						ASSAYS PENDING	21	C
SK-20-276						ABANDONED	21	C
SK-20-277						ASSAYS PENDING	21	C
SK-20-278						ABANDONED	21	C
SK-20-279						ASSAYS PENDING	21	C
SK-20-280	150.25	156.00	5.75	2.76	12	2.92	21	C
SK-20-280	175.00	189.00	14.00	2.69	10	2.82	21	C
INCLUDING	176.00	177.00	1.00	10.15	30	10.55	21	C
SK-20-281	148.00	168.00	20.00	6.89	10	7.01	21	C
INCLUDING	156.90	158.00	1.10	20.20	5	20.27	21	C
AND	158.00	158.70	0.70	32.80	9	32.92	21	C
AND	158.70	159.65	0.95	44.80	8	44.91	21	C
AND	159.65	160.45	0.80	18.25	7	18.34	21	C
SK-20-282	164.00	183.00	19.00	6.38	7	6.47	21	C
INCLUDING	171.00	171.75	0.75	11.90	0	11.90	21	C
AND	171.75	172.63	0.88	10.55	15	10.75	21	C
AND	172.63	174.00	1.37	20.20	<5	20.20	21	C
AND	174.00	175.30	1.30	15.95	11	16.10	21	C
AND	180.00	180.52	0.52	18.00	7	18.09	21	C
AND	180.52	181.70	1.18	16.00	<5	16.00	21	C
SK-20-283	146.50	152.37	5.87	17.61	11	17.76	21	C
INCLUDING	146.50	148.00	1.50	21.90	10	22.03	21	C
AND	149.50	151.00	1.50	24.50	18	24.74	21	C
AND	151.00	152.37	1.37	15.15	<5	15.15	21	C
SK-20-283	156.50	172.25	15.75	1.98	16	2.19	21	C
SK-20-284	148.80	152.00	3.20	18.10	22	18.39	21	C
INCLUDING	150.29	151.00	0.71	15.75	31	16.16	21	C
AND	151.00	152.00	1.00	44.90	22	45.19	21	C
SK-20-284	167.00	186.50	19.50	2.71	5	2.78	21	C
INCLUDING	171.50	173.00	1.50	12.05	<5	12.05	21	C
SK-20-287						ABANDONED	21	C
SK-20-293	268.00	269.50	1.50	1.03	5	1.10	WTZ
SK-20-293	275.50	287.00	11.50	1.10	5	1.16	WTZ
SK-20-293	290.00	296.64	6.64	2.77	11	2.91	WTZ
SK-20-293	300.50	301.50	1.00	0.90	9	1.02	WTZ
SK-20-293	307.50	313.50	6.00	0.96	15	1.16	WTZ
SK-20-293	409.93	411.00	1.07	1.00	5	1.07	WTZ
SK-20-293	431.00	432.00	1.00	0.59	8	0.70	WTZ
SK-20-293	463.00	466.00	3.00	1.22	8	1.32	DEEPS
SK-20-293	516.46	520.50	4.04	1.15	5	1.22	DEEPS
SK-20-293	618.00	619.00	1.00	1.08	7	1.17	DEEPS
SK-20-294						NSA	WTZ
SK-20-295	197.00	198.00	1.00	0.34	97	1.63	WTZ
SK-20-295	259.90	287.50	27.60	4.58	29	4.96	WTZ
INCLUDING	260.40	274.80	14.40	8.01	36	8.49	WTZ
INCLUDING	260.40	262.00	1.60	53.50	27	53.86	WTZ
AND	272.20	273.30	1.10	8.75	178	11.12	WTZ
SK-20-299	148.17	152.00	3.83	2.97	324	7.28	21	C
INCLUDING	148.17	149.00	0.83	5.97	534	13.09	21	C
AND	149.00	150.00	1.00	3.61	538	10.78	21	C
SK-20-299	164.50	217.00	52.50	1.93	39	2.46	21	C
INCLUDING	168.85	170.35	1.50	1.58	1020	15.18	21	C
AND	189.00	190.50	1.50	10.05	<5	10.05	21	C

HOLE-ID	FROM (m)	TO (m)	CORE LENGTH (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-20-300	149.17	153.09	3.92	2.05	140	3.92	21	C
SK-20-300	163.70	215.79	52.09	1.86	12	2.02	21	C
INCLUDING	165.69	166.82	1.13	24.00	32	24.43	21	C
SK-20-300	220.50	222.66	2.16	2.44	5	2.51	21	C
SK-20-301						ABANDONED	21	C
SK-20-302	147.09	151.93	4.84	3.00	95	4.27	21	C
SK-20-302	172.35	221.51	49.16	1.67	24	1.99	21	C
SK-20-303						ASSAYS PENDING	21	C
SK-20-304						ASSAYS PENDING	21	C
SK-20-305						ASSAYS PENDING	21	C
SK-20-306						ASSAYS PENDING	21	C
SK-20-308						ASSAYS PENDING	21	C
SK-20-309						ASSAYS PENDING	21	C
SK-20-310						ASSAYS PENDING	21	C
SK-20-311						ASSAYS PENDING	21	C
SK-20-312						ASSAYS PENDING	21	C
SK-20-313	187.45	201.70	14.25	2.13	9	2.24	21	C
SK-20-314	142.56	149.40	6.84	2.15	376	7.16	21	C
INCLUDING	145.40	146.54	1.14	3.56	1125	18.56	21	C
SK-20-315	139.00	150.15	11.15	2.13	32	2.56	21	C
SK-20-315	188.75	195.00	6.25	2.49	5	2.56	21	C
SK-20-316	138.55	149.59	11.04	0.75	58	1.53	21	C
SK-20-316	170.69	200.00	29.31	1.87	12	2.03	21	C
INCLUDING	124.54	125.50	0.96	9.74	439	15.59	21	C
SK-20-317	137.38	152.00	14.62	1.14	36	1.62	21	C
SK-20-317	194.00	206.00	12.00	2.58	26	2.92	21	C
SK-20-318						ASSAYS PENDING	21	C
SK-20-319						ASSAYS PENDING	21	C
SK-20-320	165.30	180.44	15.14	1.10	27	1.47	21	C
SK-20-320	191.88	193.00	1.12	1.76	32	2.19	21	C
SK-20-320	197.00	213.00	16.00	1.58	6	1.67	21	C
SK-20-323	145.41	150.26	4.85	0.99	56	1.73	21	C
SK-20-324	88.94	91.50	2.56	3.27	6	3.35	21	C
SK-20-324	103.50	107.50	4.00	1.62	8	1.72	21	C
SK-20-324	113.50	122.50	9.00	5.67	15	5.87	21	C
INCLUDING	119.50	121.00	1.50	16.80	27	17.16	21	C
SK-20-324	193.00	204.50	11.50	1.56	9	1.69	21	C
SK-20-325	149.00	153.27	4.27	2.74	95	4.00	21	C
SK-20-326	89.50	98.50	9.00	2.93	10	3.06	21	C
SK-20-326	120.31	136.00	15.69	1.16	9	1.28	21	C
SK-20-327	91.62	108.00	16.38	2.01	7	2.10	21	C
SK-20-327	116.50	128.86	12.36	1.44	8	1.55	21	C
SK-20-327	141.44	149.50	8.06	0.63	42	1.19	21	C
SK-20-328						ABANDONED	21	C
SK-20-329	88.57	90.00	1.43	1.73	23	2.04	21	C
SK-20-329	94.60	99.44	4.84	4.72	8	4.83	21	C
SK-20-329	104.61	118.00	13.39	2.39	8	2.50	21	C
SK-20-329	124.00	128.50	4.50	1.30	9	1.42	21	C
SK-20-329	146.42	157.50	11.08	1.31	38	1.82	21	C
SK-20-329	206.50	214.00	7.50	4.78	5	4.85	21	C
INCLUDING	209.50	210.50	1.00	12.20	8	12.31	21	C
SK-20-330	98.58	109.00	10.42	1.49	8	1.59	21	C
SK-20-330	141.00	152.30	11.30	5.34	66	6.22	21	C
INCLUDING	142.25	143.00	0.75	7.83	410	13.30	21	C
AND	143.00	143.75	0.75	55.30	320	59.57	21	C

HOLE-ID	FROM (m)	TO (m)	CORE LENGTH (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-20-330	198.50	209.00	10.50	8.03	168	10.27	21	C
INCLUDING	200.00	201.50	1.50	31.10	845	42.37	21	C
AND	204.50	206.00	1.50	9.45	148	11.42	21	C

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths range from 70-100% of reported core lengths. Length weighted AuEq composites were constrained by geological considerations. Grade capping of individual assays has not been applied to the Au and Ag assays informing the length weighted AuEq composites. Processing recoveries have not been applied to the AuEq calculation and are disclosed at 100%. Samples below detection limit were nulled to a value of zero. WTZ – Water Tower Zone, DEEPS – Eskay Deeps.

Table 2: Mine Grid Drill Hole Locations and Orientations:

HOLE-ID	EASTING (m)	NORTHING (m)	ELEVATION (m)	LENGTH (m)	AZIMUTH (°)	DIP (°)
SK-20-276	9,809.0	10,565.0	960.3	62.0	92.8	-69.8
SK-20-278	9,809.0	10,566.0	958.9	26.0	112.1	-71.0
SK-20-280	9,809.0	10,566.0	958.8	200.0	87.0	-78.0
SK-20-281	9,809.0	10,566.0	958.6	170.0	89.0	-85.0
SK-20-282	9,809.0	10,566.0	958.3	195.0	89.3	-74.1
SK-20-283	9,787.0	10,602.0	942.1	190.0	106.8	-62.0
SK-20-284	9,787.0	10,602.0	943.6	195.0	107.1	-66.3
SK-20-293	9,701.0	10,997.0	835.1	669.0	92.4	-61.5
SK-20-294	9,620.0	10,901.0	847.8	283.0	92.5	-44.7
SK-20-295	9,620.0	10,901.0	848.0	305.0	80.3	-45.3
SK-20-299	9,699.0	10,422.0	962.2	225.0	103.0	-63.0
SK-20-300	9,699.0	10,422.0	961.8	232.0	103.0	-59.1
SK-20-301	9,699.0	10,422.0	962.0	46.0	96.0	-66.0
SK-20-302	9,699.0	10,422.0	961.2	226.0	96.2	-69.0
SK-20-313	9,687.0	10,377.0	966.5	225.0	91.8	-74.1
SK-20-314	9,687.0	10,377.0	966.8	154.0	91.7	-79.0
SK-20-315	9,687.0	10,377.0	966.2	218.0	103.2	-72.9
SK-20-316	9,687.0	10,377.0	966.2	224.3	105.3	-66.0
SK-20-317	9,687.0	10,377.0	968.4	212.0	115.9	-65.8
SK-20-320	9,687.0	10,377.0	966.4	220.0	97.2	-63.1
SK-20-323	9,713.0	10,627.0	920.4	162.0	104.2	-62.4
SK-20-324	9,713.0	10,627.0	918.1	206.0	134.4	-64.8
SK-20-325	9,712.0	10,627.0	920.1	161.0	140.0	-62.0
SK-20-326	9,713.0	10,627.0	919.1	164.0	133.8	-70.0
SK-20-327	9,713.0	10,627.0	917.9	165.0	127.8	-74.0
SK-20-328	9,713.0	10,627.0	920.0	23.0	111.1	-71.9
SK-20-329	9,712.0	10,627.0	918.0	214.0	128.1	-81.9
SK-20-330	9,713.0	10,627.0	921.2	219.0	147.3	-79.1

ESKAY CREEK PROJECT
WATER TOWER ZONE
SECTION 10940N
15 METRE SECTION ENVELOPE
LOOKING GRID NORTH
NEX ZONE
BASALTS
CONTACT MUDSTONES
CONTACT MUDSTONES
PEA PIT LIMITS
RHYOLITES
SK-20-295: 8.49 g/t / 14.40
NEX ZONE
LOWER MUDSTONES
4.16 / 7.25
2.81 / 8.78
5.97 / 7.80
WATER TOWER ZONE
3.11 / 1.00
3.71 / 1.16
2.29 / 2.60
DACITES
4.25 / 5.70
3.71 / 6.20
2.41 / 1.00
3.71 / 1.10
16.21 / 1.10
RHYOLITES
8.23 / 3.10
3.42 / 6.42
HISTORICAL MINE DEVELOPMENT
AU-AG MINERALIZATION
2020 SKEENA DRILL INTERCEPT (G/T AUEQ / METRES)
HISTORIC DRILL INTERCEPT (G/T AUEQ / METRES)
200 METRES

ESKAY CREEK PROJECT
21B AND 21C ZONES
SECTION 10570N
15 METRE SECTION ENVELOPE
LOOKING GRID NORTH
HISTORICAL MINE DEVELOPMENT
AU-AG MINERALIZATION
2020 SKEENA DRILL INTERCEPT (G/T AUEQ / METRES)
HISTORIC DRILL INTERCEPT (G/T AUEQ / METRES)
BASALTS
21B ZONE
1.64 / 5.05
1.06 / 2.09
4.02 / 2.30
5.58 / 1.07
1.17 / 2.96
CONTACT MUDSTONES
1.31 / 1.00
1.51 / 2.57
3.94 / 5.98
2.53 / 21.28
21C ZONE
PEA PIT LIMITS
RHYOLITES
SK-20-280: 2.92 / 5.75
SK-20-283: 17.76 / 5.87
2.21 / 18.89
SK-18-026: 6.10 / 10.84
4.02 / 20.80
SK-18-027: 5.12 / 11.25
5.18 / 14.83
4.36 / 15.70
SK-20-283: 2.19 / 15.75
2.01 / 10.21
CONTACT MUDSTONES
2.98 / 17.82
SK-20-282: 6.47 / 19.00
LOWER MUDSTONES
SK-20-280: 2.82 / 14.00
2.07 / 2.21
1.19 / 0.54
SK-20-284: 2.78 / 19.50
2.89 / 6.68
1.82 / 42.88
DACITES
5.04 / 56.05
8.96 / 16.77
200 METRES
21C ZONE
RHYOLITES